Exhibit 99(a)(1)

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU DO NOT SELL (TENDER) YOUR SHARES March 6, 2026

Dear Stockholder,

Thank you for your continued investment in Starwood Real Estate Income Trust, Inc. (“SREIT”).

I am writing on behalf of SREIT’s Board of Directors (the “Board”) to inform you of an unsolicited third-party tender offer (the “Offer”) by Cox Capital Partners Special Situations Fund, L.P. (“Cox Capital”) to purchase up to 19,660,000 shares of SREIT Class I and Class S common stock (the “Shares”).

Under the Offer, Cox Capital is offering to purchase:

•	Up to 10,126,353 shares of Class I common stock at a price of $15.00 per share (approximately a 24% discount to the January 31, 2026 net asset value (“NAV”) of $19.85); and

•	Up to 9,533,647 shares of Class S common stock at a price of $14.30 per share (approximately a 29% discount to the January 31, 2026 NAV of $20.02).

Please note that this Offer is not being made by SREIT.

Pursuant to applicable Securities and Exchange Commission (“SEC”) regulations, SREIT is required to inform stockholders of the Board’s position with respect to the Offer.

In evaluating the Offer and reaching its recommendation, the Board consulted with the Company’s senior management and legal counsel and considered a number of factors. After careful review of the Offer, the Board, which is comprised of a majority of independent directors, unanimously recommends that stockholders reject the Offer and NOT tender their Shares in the Offer.

In reaching this determination, the Board considered, among other factors:

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The significant discount of the Offer price to recently reported NAV. The Board believes the Offer price represents a significant discount to SREIT’s most recently published NAV per Share, which is based on third-party appraisals of SREIT’s real estate assets and other valuation methodologies.

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The Board’s confidence in SREIT’s long-term strategy, positioning and ability to generate income and value over time. SREIT’s $22.5 billion portfolio of 598 income-producing properties with 93% occupancy as of January 31, 2026 is concentrated in sectors with strong long-term fundamentals, including rental housing, industrial, self-storage and real estate credit. Stockholders whose Shares are tendered and purchased in the Offer will not be able to participate in any potential value creation of SREIT that may be generated going forward.

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The Board believes the Offer is an opportunistic attempt to acquire Shares at a significant discount to NAV and exploit SREIT’s NAV-based structure by seeking redemption through the share repurchase program for immediate profit, rather than making a long-term investment aligned with stockholders’ interests. Furthermore, if Shares acquired in the Offer are promptly submitted for repurchase under SREIT’s share repurchase program, such action would not result in an increase to the amount of capital that is available to stockholders seeking liquidity in the share repurchase program.

The Board recognizes that, since December 2022, SREIT has operated with limited repurchase capacity under its share repurchase program and unlike previous mini-tender offers for SREIT shares, the Offer may represent an alternative source of liquidity for certain stockholders, though stockholders may not be able to dispose of all their Shares in the Offer if the Offer is oversubscribed. While the recommendation is to reject the Offer, the Board encourages stockholders to carefully review the terms of the Offer in light of their individual financial circumstances, investment objectives, and liquidity needs, and consult with their own financial, tax, and legal advisors before making a decision with respect to the Offer.

None of SREIT’s directors or executive officers intend to tender Shares in the Offer. Stockholders who do not wish to participate in the Offer do not need to take any action.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors.

As always, thank you for your trust and investment in SREIT.

Sincerely,

Nora Creedon

Chief Executive Officer, SREIT

www.starwoodnav.reit

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this letter other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should,” “will,” “predicted,” “likely” or other words or phrases of similar import. Similarly, statements that describe or contain information related to matters such as SREIT’s intent, belief or expectation with respect to its ability to continue to pay distributions at current levels, financial performance, investment strategy and portfolio, cash flows, growth prospects, valuation estimates, share repurchase plan and liquidity options are forward-looking statements. These forward-looking statements often reflect a number of assumptions and involve known and unknown risks, uncertainties and other factors that could cause SREIT’s actual results to differ materially from those currently anticipated in these forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in SREIT’s SEC reports, including, but not limited to, the risk factors provided in SREIT’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.